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Streamline66
45 followers
Promoted

As manager of funds that hold a $2.5B+ stake in Phillips 66 (NYSE: PSX), Elliott believes there's a clear path to a stock price of $200+ and regained credibility with investors. Help PSX realize its full potential with the #Streamline66 plan:

Phillips 66:
Facing an Investor
"Credibility Crisis"
Elliott's letter to Phillips 66's Board, 2/11/25
STREAMLINE 66
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Help Restore Credibility, Performance at Phillips 66 Today | Elliott

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Streamline66
45 followers
Promoted

Elliott believes Phillips 66's (NYSE: PSX) stock is deeply underperforming today. We need the help of fellow shareholders like you to put our **#Streamline66** plan into action and realize PSX's full potential. Learn more and stay updated here:



PHILLIPS IS DEEPLY UNDERPERFORMING

Phillips Cumulative Total Return vs.
Valero Energy and Marathon Petroleum

1-YEAR	3-YEAR	5-YEAR	10-YEAR
-9%	-33%	-97%	-163%

Source: Bloomberg as of 2/7/25.

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Elliott: Phillips 66 Stock Is Deeply Underperforming Today   [Learn more]

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Streamline66
45 followers
Promoted

Elliott, which manages funds that collectively hold a stake of $2.5B in Phillips 66 (NYSE: PSX), sees a potential gain of 65% or more in PSX’s stock from the #Streamline66 plan. Learn more:



PHILLIPS 66'S POTENTIAL UPSIDE WITH BOLD ACTION
$120(1)
$200(2)
UPSIDE +65%
UNAFFECTED STOCK PRICE
STREAMLINE 66
Note: 1) Source: Bloomberg as of February 7, 2025.
(2) Price target is based on Elliott's internal calculations.
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Elliott: Streamline66 Plan Could Boost Phillips 66 Stock by 65%

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Streamline66
45 followers
Promoted

•••

Elliott thinks its **#Streamline66** plan would substantially improve Phillips 66's (NYSE: PSX) business and stock performance...but don't just take our word for it. We have a long history of unlocking shareholder value at companies such as Marathon Petroleum, Hess, NRG and Suncor.

ELLIOTT'S STRONG INDUSTRY HISTORY











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Elliott's Proven Experience Can Help Phillips 66 Unlock Value

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Streamline66
45 followers
Promoted

Elliott believes Phillips 66's (NYSE: PSX) valuable assets have enviable scale and solid competitive positioning in refining, midstream, chemicals, and more. Our #Streamline66 plan could unlock that value, boosting PSX stock to $200+. Stay updated here:

A STREAMLINED PHILLIPS 66
Unlocked Value of Midstream
Substantial Capital Return Opportunity
Upgraded Board of Directors
STREAMLINE 66
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Unlocking Phillips 66's Assets Could Boost Stock to $200+ | Elliott

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SEARCH ENGINE MARKETING ADVERTISEMENTS

Search Ad #1

Headlines
Phillips 66 Has Failed
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Change is Needed
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Phillips 66 Falls Short
Investors Are Fed Up
Streamline 66
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Descriptions
Another year of empty rhetoric and broken promises is unacceptable.
Phillips 66 has failed to make meaningful progress on its targets.
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Headlines
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Descriptions
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Elliott has nominated highly qualified candidates. Learn more.
It's time to consider all options at Phillips 66 Elliott is on your side.
There is real value here for Phillips 66.

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Headlines
Streamline 66
Phillips 66 Has Failed
Hold Phillips 66 Accountable
Change is Needed
Elliott Investment Management
Letter to Shareholders
Phillips 66 Proxy Fight
Elliott Mgmt. Ramps Up Stake
Learn More

Descriptions
We see a clear path to a $200+ PSX share price. Shareholders have a choice. Learn more.
Our plan offers a pathway for restored investor credibility.
Management at Phillips 66 lacks the credibility to do what it takes. Bold action is needed
Elliott identifies three initiatives that are needed now from Phillips 66.

Search Ad #4

Headlines
Streamline 66
Protecting Your Rights
Make a Change at Phillips 66
Strong Leadership is Needed
Your Voice Matters
Unlock Significant Value
Elliott's $200+ PSX Valuation
PSX Proxy
Phillips 66

Descriptions
Highly credible independent directors nominated to change the composition of the Board.
Our plan offers a pathway for restored investor credibility for PSX.
Elliott has nominated highly qualified candidates. Read more.
"Elliott and Wall Street analysts see profound PSX stock price upside."

Search Ad #5

Headlines
Phillips 66 Stockholders (pin)
PSX Underperforms
Phillips 66 Falls Short
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Time for Change
Read More
Hold Phillips 66 Accountable
PSX Damaged Credibility
Important PSX Information

Descriptions
Investors have plainly lost confidence in Phillips 66.
Factors driving PSX underperformance are clear. Learn more.
It's time to consider all options at Phillips 66.
Analysts see trapped value, but PSX management refuses to take action.

Search Ad #6

Headlines
Phillips 66 Stockholders (pin)
Change Equals Growth
Create a Stronger Company
Unlock Phillips Potential
Learn More
We Need Your Help
Boost PSX up to 65%
Phillips 66

Descriptions
Highly credible independent directors nominated to change the composition of the Board.
Elliott and Wall Street analysts see profound PSX stock price upside.
PSX shareholders, we need your help to put it into action. Let's create a stronger company
Elliott believes Phillips 66 (NYSE: PSX) has a significant value creation opportunity

Sitelinks

Nominees: https://streamline66.com/nominees/
Letters: https://streamline66.com/letters/
Presentations: https://streamline66.com/presentations/
Who is Elliott?: https://streamline66.com/about-elliott/

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